Exhibit 19.2
INSIDER TRADING COMPLIANCE MEMORANDUM
MEMORANDUM FOR:    All directors and executive officers of Patterson-UTI Energy, Inc. and other designated officers and employees of Patterson-UTI Energy, Inc. and its subsidiaries
FROM:    Patterson-UTI Energy, Inc.
Legal Department
Federal insider trading laws and regulations generally prohibit any director, officer or employee of Patterson-UTI Energy, Inc. (the “Company”) or any of its subsidiaries who are aware of material nonpublic information (as defined in the Insider Trading Compliance Policy and Part VII of this memorandum) concerning the Company or its securities from trading in Company securities or passing on such information to others who may trade in Company securities on the basis of such information. Substantial civil and criminal legal penalties can be imposed for violation of these laws. For purposes of the insider trading laws, Company securities include options and include direct holdings as well as indirect holdings, such as holdings through employee benefit plans. References to information about the Company include information about its subsidiaries.
The Company’s Insider Trading Compliance Policy establishes the policy applicable to all directors, officers, employees and consultants of the Company, and persons related to its directors, officers, employees and consultants, prohibiting trading on material nonpublic information about the Company and Company securities. The Insider Trading Compliance Policy also applies to trading or engaging in transactions with respect to the securities of other companies (a) with which the Company has a business relationship, such as customers, suppliers, or joint venture partners, or (b) that are involved in a potential transaction or business relationship with the Company (together, “Business Partners”) when you are aware of material nonpublic information about such other companies as a result of your employment or service on behalf of the Company. The policies described in this memorandum are complementary to that broad prohibition and apply to all Company directors and executive officers and to other designated officers and employees of the Company and its subsidiaries who have been designated based on their regular access to internal Company financial and other material information as well as their Family Members and Controlled Entities (as defined in the Insider Trading Policy). The Advance Notification Group (as defined in Part V of this Memorandum) is also subject to procedures for advance notification of proposed transactions as set forth in Part V.
Recipients of this memorandum who are directors or Section 16 reporting officers should also refer to a separate memorandum entitled “U.S. Federal Securities Law Considerations” covering matters under Section 16 and Rule 144.
I.Restrictions on Trading
General Policy. It is the policy of the Company that if you possess material nonpublic information concerning the Company or its securities, then neither you nor your Family Members or Controlled Entities ( may trade (including gift) Company securities or pass on such information to others. As noted above, this policy also extends to trading in securities of Business Partners when you are aware of material nonpublic information relating to those companies as a result of your employment or service on behalf of the Company. Please see the Insider Trading Policy for more information.
Quarterly Blackout Periods. Persons covered by this memorandum must refrain from trading in Company securities during the quarterly blackout period commencing on the twentieth day of the last month of each fiscal quarter and extending until the completion of two full trading days from the release of the Company’s quarterly or annual financial results in a Form 10-Q or Form 10-K for the prior fiscal period. A “no trade” period will, therefore, begin on each of December 20, March 20, June 20 and September 20. If, for example, a Form 10-Q or Form 10-K is filed after the market closes on a Monday and before the market opens on a Tuesday, the “no-trade” period will extend through the Tuesday and Wednesday trading days, and transactions could again occur on Thursday. Even if a “no trade” period is not in effect, persons covered by this memorandum (including their Family

Members and Controlled Entities) must refrain from trading the Company’s securities if they are aware of material nonpublic information concerning the Company or its securities.
Additional Restrictions in Specific Circumstances. From time to time, the Company may recommend, or require, that directors, officers, selected employees and others (including their Family Members and Controlled Entities) refrain from trading because of developments known to the Company and not yet disclosed to the public. In such a case, the persons so advised should not trade Company securities until advised that the restriction has been terminated and should not disclose to others inside or outside of the Company the fact that the Company has imposed a trading restriction.
Directors and officers of a public company are prohibited from purchasing, selling or otherwise acquiring equity securities of that company during specified pension fund blackout periods if the director or officer acquires the equity securities in connection with service or employment. If circumstances ever arise necessitating imposition of a pension fund blackout period that triggers such a trading prohibition, directors and officers subject to it will be notified.
No Safe Harbor. The existence of blackout periods and situation-specific trading restrictions should not be considered a safe harbor for trading during other periods, and all directors, officers and other employees should use good judgment at all times. For example, occasions may arise when individuals covered by this memorandum become aware prior to the beginning of the quarterly blackout period that earnings for that quarter are likely to exceed, or fall below, market expectations to an extent that is material. In such a case, those individuals should refrain from trading even prior to the normal commencement of the quarterly blackout period.
Rule 10b5-1 Trading Plans. SEC Rule 10b5-1 provides generally that a purchase or sale is “on the basis of” material nonpublic information if the person engaging in the transaction is aware of the material nonpublic information when the person makes the purchase or sale. In addition, the rule creates an exception to this general rule that is available if the person demonstrates that, before becoming aware of any material nonpublic information, the person had entered into a binding contract to purchase or sell the security, had instructed another person to purchase or sell the security for the instructing person’s account, or had adopted a written plan for trading securities, and (in each case) the contract, instruction or plan meets certain requirements. The contract, instruction or plan must also be entered into in good faith and without any purpose of evading the prohibitions of the SEC’s rules, and persons utilizing such a contract, instruction or plan must have acted in good faith with respect to the contract, instruction or plan. (In some circumstances, terminating or modifying a contract, instruction or plan that is in place could call into question whether it was entered into in good faith.) If adopted by a director or Section 16 reporting officer (or their Family Members or Controlled Entities), any such contract, instruction or plan must include a representation by the adopting person that such person is not aware of any material nonpublic information and is adopting the contract, instruction or plan in good faith and without any purpose of evading the prohibitions of the SEC’s rules.
Persons subject to the Insider Trading Compliance Policy may enter into such a plan (a “10b5- 1 trading plan”), in which case restrictions on trading otherwise applicable under this memorandum will not apply to the extent transactions are executed in compliance with the plan and applicable law. A 10b5-1 trading plan may not be entered into at a time when the person entering into it is aware of material nonpublic information and may not be entered into during a quarterly blackout period. The 10b5-1 trading plan must be reviewed and approved by the Legal Department prior to its adoption. If you wish to implement a 10b5-1 trading plan, you must first pre-clear the plan with the Legal Department prior to the entry into the plan in accordance with the procedures set forth in Part V of this memorandum. SEC rules provide for a “cooling-off” period before trading takes place under a 10b5-1 trading plan. For directors and officers (and their Family Members and Controlled Entities), trading cannot begin until the later of: (a) 90 days after the adoption of the 10b5-1 trading plan; or (b) two business days following the disclosure of the Company’s financial results in a Form 10-Q or 10-K for the fiscal quarter in which the 10b5-1 trading plan was adopted (although in no event will such cooling-off period exceed 120 days). The cooling-off period is 30 days after adoption of the 10b5-1 trading plan for all other persons (other than the Company).

With certain exceptions, which may be discussed with legal counsel, SEC rules also provide for restrictions on entering into multiple overlapping 10b5-1 trading plans effecting trades at the same time. SEC rules also prohibit you from entering into more than one 10b5-1 trading plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period. A single-transaction plan is “designed to effect” the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction. A 10b5-1 trading plan that authorizes an agent to sell only such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as restricted stock, restricted stock units or stock appreciation rights (but not options), and over which you do not otherwise exercise control over the timing of such sales (an “eligible STC 10b5-1 trading plan”), is not subject to the limitations set forth in this paragraph. Prior to adoption, an eligible STC 10b5-1 trading plan must meet all other requirements set forth in this memorandum. The SEC rules governing 10b5-1 trading plans are complex, and the compliance of any 10b5-1 trading plan with the applicable SEC rules is the responsibility of the person entering into such plan. You are advised to consult with legal counsel if you choose to enter into a 10b5-1 trading plan. In addition, it is the Company’s policy that 10b5-1 trading plans are subject to the advance notification procedures described in Part V of this memorandum prior to their implementation.
SEC rules also provide that the Company must make certain disclosures following any directors’ and officers’ adoption or termination of 10b5-1 trading plans. Accordingly, directors or officers should be aware that information regarding their 10b5-1 trading plans, including the duration of the arrangement and total securities to be sold or purchased, will be publicly disclosed in the Company’s SEC filings.
Modifications/amendments and terminations of an existing 10b5-1 trading plan are strongly discouraged due to legal risks, and can affect the validity of trades that have taken place under the plan prior to such modification/amendment or termination. Under Rule 10b5-1 and our policies, any modification/amendment to the amount, price, or timing of the purchase or sale of the securities underlying the 10b5-1 trading plan will be deemed to be a termination of the current 10b5-1 trading plan and creation of a new 10b5-1 trading Plan, and will be subject to all requirements applicable to the adoption of a new 10b5-1 trading plan (e.g., the 10b5-1 plan is required to be adopted during an open trading window, will be subject to the cooling-off period described above, etc.). If you are considering administerial changes to your 10b5-1 trading plan, such as changing the account information or the broker administering your plan, you should consult with the Legal Department in advance to confirm that any such change does not constitute an effective termination of your plan.
As such, the modification/amendment of an existing 10b5-1 trading plan must be reviewed and approved in advance by the Legal Department in accordance with advance notice procedures set forth in Part V of this memorandum, and will be subject to all the other requirements set forth in this memorandum regarding the adoption of a new 10b5-1 trading plan.
In addition, the termination (other than through an amendment or modification) of an existing 10b5-1 trading plan must be reviewed and approved in advance by the Legal Department in accordance with advance notice procedures set forth in Part V of this memorandum. Except in limited circumstances, the Legal Department will not approve the termination of a 10b5-1 trading plan unless you terminate a 10b5-1 trading plan at a time when you are not aware of material non-public information and there is not a quarterly blackout period.
II.Speculative Trading in Options on Company Securities
Call and put options on Company common stock are traded in markets such as the Chicago Board Options Exchange. When a person engages in a transaction involving a put or a call option on Company stock, that person is in effect speculating on future movements in the Company’s stock price. Because of the inherently speculative nature of options, purchasing or selling options or writing options (becoming obligated to perform under an option contract) on Company stock by a director, officer or employee can have the appearance of impropriety, even if the individual engaging in the transaction does not have any material nonpublic information at the time of the transaction. Similar concerns may exist with respect to other third-party derivative securities with respect to Company stock. The Company believes that it is important for its employees to avoid even the appearance of speculative trading in Company securities. Therefore, it is the Company’s policy that the persons subject to this memorandum and their Family Members and Controlled Entities are prohibited from purchasing, selling or writing options on Company securities or engaging in transactions in other third-party derivative securities with respect to Company stock.
III.Hedging and Pledging of Company Securities
Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a holder to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions would allow the holder to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the holder’s interests and the interests of the Company may be misaligned and may signal a message to the trading market that may not be in the best interests of the Company at the time it is conveyed. Similarly, securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Likewise, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale may occur at a time when the pledger is aware of material nonpublic information or otherwise is not permitted to trade in Company securities during quarterly blackout periods.
Recipients of this memorandum who are directors or executive officers (including their spouses and minor children) are prohibited from engaging in hedging transactions involving Company securities or pledging Company securities under the Company’s policy entitled “Anti-Hedging and Anti-Pledging.”
In light of the concerns discussed above, all other recipients of this memorandum are strongly discouraged from engaging in hedging or pledging transactions involving Company securities and any such transactions are subject to all the other requirements set forth in this memorandum.

IV.Application of Policy to Transactions Associated with Option Exercises
Whether option exercises and associated transactions are subject to the trading restrictions described in Part I of this memorandum, including the quarterly blackout period, depends on the nature of the exercise transaction and, in particular, whether there is an associated sale.
If you exercise an option by paying the exercise price in cash and do not sell the shares acquired, you need not observe any such trading restrictions.
If you exercise through a broker’s cashless exercise procedure (which involves a market sale by the broker), or if you otherwise make a contemporaneous sale of the shares you acquire on exercise, you must observe such trading restrictions just as you would for an ordinary market transaction.
If you elect to fund any tax withholding obligations related to the exercise of an option by instructing the plan administrator to cause the sale of shares deliverable under the option or by selling shares you already own, you must observe such trading restrictions in exercising the option. (Please note that tax withholding generally is not applicable to exercises by directors.)
Under the terms of some of the Company’s stock incentive plans, you are allowed to pay the exercise price by using stock you already own in a “stock-for-stock” exercise or by having the Company withhold shares otherwise deliverable to you without selling those shares on your behalf (commonly called a “net exercise”). In addition, you may elect to fund any tax withholding obligations related to the exercise of an option by having the Company withhold shares otherwise deliverable to you without selling those shares on your behalf (commonly called “share withholding”). Because the Company is the other party to the transaction and would normally be deemed to have the same information as the insider, such a transaction may not be subject to the prohibitions on insider trading under the securities laws. Any exercise of options using the stock-for-stock or net exercise procedure or use of share withholding to fund tax withholding obligations are subject to the advance notification procedures described in Part V of this memorandum.
V.Advance Notification Procedures (applicable to Advance Notification Group only)
All directors and executive officers of the Company, and other designated officers and employees of the Company and its subsidiaries, and their Family Members and Controlled Entities (the “Advance Notification Group”) are subject to the advance notification requirements described in this Part V, even if the contemplated transactions would occur during the open window.
Any member of the Advance Notification Group who intends to trade in securities of the Company or exercise an employee or director stock option must obtain approval from the Company’s Chief Financial Officer or, if it has been determined that the Chief Financial Officer is not available or is the transacting person, then the Company’s General Counsel, prior to any purchase, sale, or other trade of any securities of the Company (including a gift or transfer to a trust) or exercising an employee or director stock option. It may take up to two days to obtain a definitive answer on your request, so plan accordingly. To obtain approval, you will need to provide information regarding the type of transaction and the number of shares involved, and either confirm that you possess no material nonpublic information concerning the Company or advise of any circumstances that you believe could present an issue in that regard. If you do not complete execution of the transaction within five business days after obtaining approval, you must check with the approver again before engaging in transactions beyond the five business day window provided. Notwithstanding the foregoing, if you acquire material nonpublic information concerning the Company prior to the execution of the transaction, you may not execute the transaction.
In addition, 10b5-1 trading plans, described in Part I of this memorandum, are subject to review by the Legal Department, but the review may require a longer period of time.
The advance notification procedure is intended as a means to enable the Company to assist in preventing situations that could result in legal exposure and embarrassment to individuals and the company. In the case of Section 16 reporting persons, the same procedure provides a check against transactions that could create a “short-swing profits” liability for the reporting person and will assist the Company in making sure that transactions are reported to the SEC in a timely manner. However, compliance with the insider trading laws and the short-swing profits rules is ultimately the individual responsibility of each person subject to this memorandum.
Some transactions other than the ones listed above (e.g., scheduled grants and awards) may also require filings or other compliance measures, but the Company will have advance knowledge of those other transactions. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.
VI.Policy on Maintaining Confidentiality
You should avoid communicating nonpublic information about the Company to any person (including Family Members and friends) unless the person has a need to know the information for company-related reasons. This policy applies without regard to the materiality of the information. Consistent with the foregoing, you should be discreet with nonpublic information and refrain from discussing it in public places where it can be overheard, such as elevators and other public spaces in the Company’s offices, restaurants, taxis and airplanes. Likewise, you should take care to protect sensitive information from access by unauthorized persons, for example, by allowing sensitive information displayed on a laptop computer to be viewed by someone sitting next to you on an airplane. To avoid even the appearance of impropriety, you should at all times refrain from providing advice or making recommendations regarding the purchase or sale of securities of the Company or of other companies of which you have knowledge as a result of your employment or association with the Company. If you communicate information that someone else uses to trade illegally in securities, legal penalties can apply to you whether or not you personally derive any benefit from the illegal trading.

VII.Materiality and Public Knowledge of Information
In applying the policies described above, it is important to determine whether information is material nonpublic information. Information is considered material if:
•there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, hold, or sell the securities in question; or
•the information, if disclosed, could be viewed by a reasonable investor as having significantly altered the total mix of information available.
Material information may be good or bad news. Chances are, if a person learns something that leads that person to want to buy or sell securities, the information will be considered material. Thus, even speculative information can be material, and information may be material even if that information alone would not determine an investor’s decision to buy, sell or hold. Furthermore, the SEC takes the view that, subject to the affirmative defenses under Rule 10b5-1 referred to in Part I above, the mere fact that a person knows the information is enough to bar him or her from trading, even if the reasons for the potential trade are not based on that information. By way of example, the following information is often deemed material: annual or quarterly financial results for the entire company or a material business segment of the company (or even monthly results under certain circumstances, including in particular when they would indicate a material departure from market expectations); extraordinary borrowing or liquidity problems; changes in control; unexpected or unusual gains or losses in major operations; negotiations and agreements regarding acquisitions, divestitures, business combinations or tender offers; the institution of, or developments in, significant pending, threatened or actual litigation, investigations, or regulatory actions and proceedings, or strategies with respect to the foregoing; internal earnings or other financial estimates or forecasts, especially if significantly different from “street” estimates, and other confidential financial information, including changes in dividend policy; significant operational information, including results of drilling or pressure pumping activity, changes in price, customers, suppliers, or contracts or changes in management, directors, or auditors; the declaration of a stock split or the proposed or contemplated issuance, redemption, or repurchase of securities (including the establishment of a repurchase program for Company securities); material defaults under agreements or actions by creditors, clients, or suppliers relating to a company’s credit rating; marketing changes; the interruption of production or other aspects of a company’s business as a result of an accident, fire, natural disaster, or breakdown of labor negotiations or any major shut-down; labor negotiations; major environmental incidents; and significant actual or potential cybersecurity incidents, events or risks that affect the Company or third-party providers that support the Company’s business operations, including computer system or network compromises, viruses or other destructive software, and data breach incidents that may disclose personal, business or other confidential information. This list of examples is not intended to be exhaustive, and other types of information may also be material. Federal, state and Nasdaq investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should consider erring on the side of deciding that the information is material and not trade. If you have questions regarding specific transactions, please contact the Legal Department.
Information is considered public only after it has been effectively disclosed in a manner sufficient to ensure that it is available to the investing public. Selective disclosure to a few persons does not make information public and enough time has elapsed to permit the investment market to absorb and evaluate the information. The Company generally discloses material information to the public in the form of press releases distributed through the major wire services or in filings made with the SEC.
When material information has been publicly disclosed, you should continue to refrain from buying or selling the securities in question until the information has been adequately disseminated to the public so that investors have had the opportunity to evaluate the information.
Therefore, you should not enter into a trade immediately after the Company has made a public announcement of material information. The appropriate period between an announcement and a subsequent trade depends on the nature of the information disclosed. Generally, information regarding relatively simple matters will be deemed for purposes of this policy to have been adequately disseminated to and absorbed by the market after two full trading days after the Company releases the information via a Regulation FD-compliant method. For example, if an announcement is made on a Monday after the securities markets have closed, trading is not permitted until Thursday morning. When more complex matters, such as a prospective major acquisition or disposition, are announced, it may be necessary to allow additional time for the information to be absorbed by investors. If you have any question whether sufficient time has passed since an announcement by the Company, you should contact the Legal Department for guidance.
VIII.Enforcement and Penalties
The SEC, Nasdaq and other national securities exchanges in the United States have extensive surveillance facilities that are used to monitor trading in stocks and stock options. If a securities transaction becomes the subject of scrutiny, the transaction will be viewed after the fact. As a result, before engaging in any transaction, all persons covered by this memorandum should carefully consider how regulators and others might view the transaction with the benefit of hindsight.
No person to whom this memorandum is directed should engage in any transaction in which he or she may even appear to be trading while in possession of material nonpublic information. Failure to observe this policy may result in serious legal difficulties for the individual, as well as the Company, including the possibility of civil lawsuits by shareholders against the person(s) accused of trading on inside information.
The consequences of insider trading can be severe under U.S. law. The SEC takes the position that these laws apply to all transactions in shares or options of companies listed for trading in the United States, whether or not the actual trades take place in the United States. There is no prosecution threshold for insider trading cases. For individuals who trade on material nonpublic information (or tip information to others), possible penalties include:
1.A civil penalty of disgorgement, or return, of profit gained or loss avoided, plus a fine of up to three times the profit gained or loss avoided;
2.Criminal fines (no matter how small the profit) of up to $5 million; and
3.A jail term of up to twenty years.
In addition to civil and criminal penalties, persons contemporaneously trading at the time of a violation of the insider trading laws have the right to sue the insider for an amount equal to the profit gained or loss avoided by the insider in such transaction, offset by any amounts the insider is required to disgorge by the SEC.
Moreover, employees who engage in illegal trading activity or who improperly disclose confidential information to others will be subject to disciplinary action, including, but not limited to, termination of employment with the Company and/or its subsidiaries.

ACKNOWLEDGMENT
I hereby acknowledge receipt of the memorandum entitled “Insider Trading Compliance.” I have reviewed and understand the memorandum and agree to abide by its terms.

Signature

Print Name

Date
Received on     , 20    .
PATTERSON-UTI ENERGY, INC.
By:
Name:
Title: